Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2021 and for the three and nine-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2021 and for the three and nine-month periods then ended

Content

i

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the “Group”) as of September 30, 2021, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and nine-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting.

Lima, Peru

October 26, 2021

Countersigned by:

Oscar Mere

C.P.C.C. Register No. 39990

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of September 30, 2021 (unaudited) and December 31, 2020 (audited)

	Note	As of September 30, 2021	As of December 31, 2020
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	298,914	308,912
Trade and other receivables	4	126,922	84,412
Income tax prepayments		12,247	18,076
Inventories	5	508,058	460,610
Prepayments		25,671	5,729
Total current asset		971,812	877,739
Non-current assets
Miscellaneous receivables,net	4	22,446	5,215
Financial instruments designated at fair value through other comprehensive income	15	692	692
Derivative financial instruments	15	123,489	42,247
Property, plant and equipment	6	1,961,765	2,014,508
Intangible assets		49,756	49,640
Goodwill		4,459	4,459
Deferred income tax assets		9,660	15,618
Right of use asset	7	5,056	6,006
Other assets		106	160
Total non-current asset		2,177,429	2,138,545
Total assets		3,149,241	3,016,284
Liability and equity
Current liabilities
Trade and other payables	8	211,989	180,190
Dividends payable	8	9,536	7,686
Financial obligations	9 y 15	233,448	65,232
Lease liabilities	7	1,804	1,531
Income tax payables		10,674	1,051
Provisions	10	15,644	9,380
Total current liabilities		483,095	265,070
Non-current liabilities
Financial obligations	9 y 15	1,332,349	1,203,352
Lease liabilities	7	4,680	5,102
Non-current provisions	10	34,702	25,341
Deferred income tax liabilities		149,733	149,864
Total non-current liabilities		1,521,464	1,383,659
Total liability		2,004,559	1,648,729
Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares holds in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive results		(19,628)	(33,378)
Retained earnings		220,006	456,629
Total equity		1,144,682	1,367,555
Total liability and equity		3,149,241	3,016,284

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss

For the three and nine-month periods ended September 30, 2021 and September 30, 2020 (unaudited)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2021	2020	2021	2020
		S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	12	507,170	407,393	1,412,898	820,996
Cost of sales		(358,767)	(276,263)	(1,014,868)	(595,713)
Gross profit		148,403	131,130	398,030	225,283

Operating income (expense)
Administrative expenses		(50,675)	(36,200)	(144,977)	(109,778)
Selling and distribution expenses		(14,204)	(9,427)	(42,559)	(31,420)
Other operating income (expense), net		(93)	327	336	(317)
Total operating expenses, net		(64,972)	(45,300)	(187,200)	(141,515)
Operating profit		83,431	85,830	210,830	83,768

Other income (expenses)
Finance income		1,524	748	2,304	2,445
Finance costs		(24,371)	(23,172)	(66,261)	(66,985)
Cumulative net loss on settlement of derivative financial instruments		-	-	(1,569)	-
Net profit for valuation of trading derivative financial instruments		140	610	640	5,001
Gain (loss) from exchange difference, net		510	(1,454)	927	(8,350)
Total other expenses, net		(22,197)	(23,268)	(63,959)	(67,889)
Profit before income tax		61,234	62,562	146,871	15,879

Income tax expense	11	(19,118)	(17,370)	(45,290)	(5,512)

Profit for the period		42,116	45,192	101,581	10,367

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	14	0.10	0.11	0.24	0.02

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income

For the three and nine-month periods ended September 30, 2021 and September 30, 2020 (unaudited)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2021	2020	2021	2020
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		42,116	45,192	101,581	10,367

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net (loss) gain on cash flow hedges	15(a)	13,071	(2,594)	19,503	(821)
Deferred income tax	11	(3,856)	766	(5,753)	243
Other comprehensive income for the period, net of income tax		9,215	(1,828)	13,750	(578)

Total comprehensive income for the period, net of income tax		51,331	43,364	115,331	9,789

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity

For the nine-month period ended September 30, 2021 and September 30, 2020 (unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain on financial instruments designated at fair value	Unrealized gain on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2020	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(17,750)	497,200	1,421,651
Profit for the period	-	-	-	-	-	-	-	10,367	10,367
Other comprehensive income	-	-	-	-	-	-	(578)	-	(578)
Total comprehensive income	-	-	-	-	-	-	(578)	10,367	9,789
Balance as of September 30, 2020	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(18,328)	507,567	1,431,440

Balance as of January 1, 2021	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(18,915)	456,629	1,367,555
Profit for the period	-	-	-	-	-	-	-	101,581	101,581
Other comprehensive income	-	-	-	-	-	-	13,750	-	13,750
Total comprehensive income	-	-	-	-	-	-	13,750	101,581	115,331
Dividends, note 8	-	-	-	-	-	-	-	(338,204)	(338,204)
Balance as of September 30, 2021	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(5,165)	220,006	1,144,682

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows

For the three and nine-month period ended September 30, 2021 and September 30, 2020 (unaudited)

		For the three-month period ended September 30		For the nine-month period ended September 30
	Note	2021	2020	2021	2020
		S/(000)	S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		61,234	62,562	146,871	15,879
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		33,853	34,731	101,538	103,383
Finance costs		24,371	23,172	66,261	66,985
Long-term incentive plan	13	3,060	1,440	6,699	4,319
Net gain on settlement of trading derivative financial instruments		-	-	1,569	-
Estimate expected credit loss	4	324	111	1,517	2,287
Unrealized exchange difference related to monetary transactions		(6,929)	305	(13,831)	6,319
Finance income		(1,524)	(748)	(2,304)	(2,445)
Net gain on disposal of property, plant and equipment	6	(170)	(677)	(1,329)	(2,309)
Net gain on the valuation of trading derivative financial instruments		(140)	(610)	(640)	(5,001)

Other operating, net		2,266	(77)	2,701	(1,367)

Working capital adjustments
(Increase) decrease in trade and other receivables		(26,549)	(7,547)	(37,712)	27,932
(Increase) decrease in prepayments		1,647	(553)	(19,942)	127
(Increase) decrease in inventories		(8,154)	69,111	(47,785)	62,437
Increase in trade and other payables		37,295	58,885	55,140	15,510
		120,584	240,105	258,753	294,056

Interests received		2,145	1,091	3,969	1,685
Interests paid		(35,224)	(36,569)	(67,848)	(68,007)
Income tax paid		(14,674)	(3,661)	(38,932)	(18,255)
Net cash flows provided by operating activities		72,831	200,966	155,942	209,479

Interim condensed consolidated statements of cash flows (continued)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2021	2020	2021	2020
		S/(000)	S/(000)	S/(000)	S/(000)

Investing activities
Proceeds from sale of property, plant and equipment		440	1,567	3,694	3,368
Collection of loan granted to third parties		145	-	427	91
Purchase of property, plant and equipment		(10,981)	(5,327)	(40,378)	(23,553)
Loans granted to related parties		(17,122)	-	(17,122)	-
Purchase of intangibles assets		(2,145)	(657)	(6,133)	(3,466)
Redemption of term deposits with original maturity greater than 90 days		-	31,000	-	158,990
Opening of term deposits with original maturity greater than 90 days.		-	-	-	(208,990)
Loans granted to third parties		-	(1,776)	-	(4,189)
Net cash flows provided by (used in) investing activities		(29,663)	24,807	(59,512)	(77,749)
Financing activities
Loan received	9	220,000	578,920	220,000	791,270
Income from settlement of derivative financial instrument		-	-	3,879	-
Dividends returned		35	52	232	292
Dividends paid		(336,106)	(12)	(336,586)	(45,918)
Payment of hedge finance cost		(8,012)	(7,953)	(15,214)	(15,685)
Payment of lease liabilities	7	(612)	(640)	(1,786)	(1,171)
Loan paid		-	(609,465)	-	(609,465)
Payment of bank overdraft		-	(70,691)	-	(70,921)
Bank overdraft		-	-	-	70,921
Net cash flows (used in) provided by financing activities		(124,695)	(109,789)	(129,475)	119,323
Net increase (decrease) in cash and cash equivalents		(81,527)	115,984	(33,045)	251,053
Net foreign exchange difference		11,789	2,051	23,047	1,666
Cash and cash equivalents at the beginning of the period		368,652	202,950	308,912	68,266
Cash and cash equivalents at the end of the period	3	298,914	320,985	298,914	320,985
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(6,929)	305	(13,831)	6,319
Recognition of right-of-use assets and lease liabilities during the period	7	-	-	217	7,504

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements (unaudited)

As of September 30, 2021 and 2020, and December 31, 2020

1.	Economic activity

(a)	Economic activity -

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, in accordance with the General Law of Peruvian Companies, is an open stock corporation with publicly traded share. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of September 30, 2021, December 31, 2020 and September 30, 2020.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter the “Group”) as of September 30, 2021 and for the nine-month period then ended, were approved for issuance by the Company’s Management on October 26, 2021. The consolidated financial statements as of December 31, 2020 have been approved by the General Meeting of Shareholders, on March 23, 2021.

(b)	COVID 19 -

COVID-19, an infectious disease caused by a new virus, was declared a world-wide pandemic by the World Health Organization (“WHO”) on March 11 2020.The measures to slow the spread of COVID-19 have had a significant impact on the global economy.

On March 15, 2020, the Peruvian government declared a nationwide state of emergency, effectively shutting down all business considered non-essential (with exception of food production and commercialization, pharmaceuticals and health). As a result, since that date, we shut-down our three plants until the Peruvian government allowed us to restart production and commercial activities on May 20, 2020.

On August 14, 2021 the Government has decided to extend the state of health emergency nationwide for 180 calendar days from September 3, 2021, to March 1, 2022 in order to continue with the prevention, control and health care actions for the protection of the population of the entire country.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

During the halt period, we were unable to generate income; however, the Company largely returned to the operating levels prior to the shut-down as of the month of August 2020. The Group has prepared interim condensed consolidated financial statements until September 30 2021 on a going concern basis, which assumes continuity of current business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

Regarding financial obligations, we have not yet seen any changes in our access and cost of funding, however, at the beginning of the nationwide emergency state we took a bank overdraft line and short-term loans as a precautionary measure in order to cover our working capital needs, some of these loans have already been canceled and others are still outstanding as shown in note 9.

The Company has taken various measures to preserve the health of its employees and to prevent contagion in its administrative and operational areas, such as remote work, rigorous cleaning of work environments, distribution of personal protective equipment, test of suspicious cases and body temperature measurement.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Management consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2020.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2020, except for the adoption of new standards effective as of 1 January 2021. The standards and interpretations relevant to the Group, that are effective since January 1, 2021 are disclosed below.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

-	Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform, “LIBOR”. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Group since it does not have financial debt agreed with the reference interest rate “LIBOR” or associated hedging relationships.

The Group has not adopted in advance any other standard, interpretation or modification that has been issued but has not yet entered into force.

2.2	Basis of consolidation - The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2021 and 2020.

As of September 30, 2021 and 2020, there was no changes in the participation of the common shares that the Company’s had on its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2020.

2.3	Seasonality of operations - Seasonality is not relevant to the Group’s activities.

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of September 30, 2021	As of December 31, 2020
	S/(000)	S/(000)

Cash on hand	235	177
Cash at banks (b)	231,491	22,510
Term deposits with original maturities of ninety days or less (c)	67,188	286,225

	298,914	308,912

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

4.	Trade and other receivables

As of September 30, 2021 and December 31, 2020 this caption mainly include trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties. At those dates, approximately S/58,703,000 and S/46,484,000, respectively of the trade receivables were guaranteed by banks guarantees and mortgages. These amounts correspond to 56 percent and 63 percent of the trade receivables as of that dates, respectively.

As of September 30, 2021 and 2020, the Group recorded S/1,517,000 and S/2,287,000, respectively, related to the provision for expected credit losses for trade receivables, which are presented in the caption “Sales and distribution expenses” of the interim condensed consolidated statement of income and; correspond to the best estimate of Management considering the current situation. The Group’s Management will continue evaluating the conditions of its client portfolio and, if deemed necessary, the corresponding provisions will be made.

The movement of the allowance for expected credit losses on trade and others receivable for the three-month period ended as of September 30, 2021 and 2020 is as follows:

	2021	2020
	S/(000)	S/(000)

Opening balance	14,358	12,781
Additions	1,517	2,287
Recoveries and others	17	(7)

Ending balance	15,892	15,061

On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

Faced with the threat of a forced collection of this debt notified with coercive resolution by SUNAT; the Company made, under protest, partial payments of the debt arbitrarily placed in collection. These payments as of September 30, 2021 amount to approximately S/ 17,600, 000 and are presented in the caption “Miscellaneous receivables, net”, non-current assets. To date, the Company has already initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

5.	Inventories

As of September 30, 2021 and December 31, 2020 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

6.	Property, plant and equipment, net

During the three- and nine-month periods ended September 30, 2021 the Group’s additions amounted approximately to S/14,093,000 and S/42,513,000, respectively (S/7,311,000 and S/20,665,000 during the three- and nine-month periods ended September 30, 2020, respectively).

Assets with a net book value of S/939,000 were sold during the nine-month period ended September 30, 2021 (S/1,695,000 for the nine-month period ended September 30, 2020), resulting in a net gain on disposal of S/1,287,000 (S/2,309,000 for the nine-month period ended September 30, 2020).

As of September 30, 2021 the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/2,134,000 (S/4,830,000 as of December 31, 2020).

7.	Leases

The Group has lease contracts with third parties, mainly a 5-year lease contract of trucks.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/992,000 for the nine-month period ended September 30, 2021 (S/1,255,000 as of September 30, 2020) and was recognized in the “Administrative expenses” caption of the interim condensed consolidated statement of profit or loss.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

The movement of the right of use assets recognized by the Group is shown below:

	Transportation units	Other	Total
	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1, 2020	-	109	109
Additions	7,504	-	7,504
Sales and/or retirement	-	(72)	(72)
Balance as of September 30, 2020	7,504	37	7,541
Balance as of January 1, 2021	7,504	38	7,542
Additions	217	-	217
Sales and/or retirement	-	(3)	(3)
Balance as of September 30, 2021	7,721	35	7,756

Accumulated depreciation -
Balance as of January 1, 2020	-	63	63
Additions	1,126	26	1,152
Sales and/or retirement	-	(61)	(61)
Balance as of September 30, 2020	1,126	28	1,154
Balance as of January 1, 2021	1,501	35	1,536
Additions	1,164	-	1,164
Balance as of September 30, 2021	2,665	35	2,700

Net book value
As of December 31, 2020	6,003	3	6,006
As of September 30, 2021	5,056	-	5,056

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

The movement of the lease liabilities recognized by the Group is shown below:

	2021	2020
	S/(000)	S/(000)

Balance as of January, 1	6,633	57
Additions	217	7,504
Financial interest expense	285	303
Lease payments	(1,786)	(1,171)
Disposals	-	(19)
Others	1,135	285
Balance as of September 30	6,484	6,959

Maturity
Current portion	1,804	1,512
Non-current portion	4,680	5,447
Balance as of September 30	6,484	6,959

The future cash disbursements in relation to lease liabilities have been disclosed in note 9.

8.	Trade, dividend and other payables

As of September 30, 2021 and December 31, 2020, this caption includes trade payables, account payables to related parties, interest payable, dividends payable among other minor payables.

On April 29, 2021, the Board of Directors agreed to distribute dividends amounting to S/338,204,000 (this amount does not include dividends corresponding to treasury shares), from unrestricted earnings for the years 2014 to 2019, which were paid during the first days of July of the year 2021.

As of September 30, 2021 dividends payable amounted to S/9,536,000 (S/7,686,000 as of December 31, 2020).

9.	Financial Obligations

Corporate bonds

On January 31, 2019, corporate bonds were issued in soles for S/260,000,000 at an interest rate of 6.688 percent per year and maturity of 10 years and; 15-year bonds for S/310,000,000 at an interest rate of 6.844 percent per year. As of September 30, 2021 and as of December 31, 2020 the corporate bonds issued in US Dollars amounts to US$131,612,000 with an annual interest rate of 4.5 per cent and maturity in 2023.

For the nine-month period ended September 30, 2021 and 2020, the corporate bonds generated interests that have been recognized in the interim condensed consolidated financial statement of profit or loss for S/47,681,000 and S/45,550,000, respectively.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

Bank loans

As of September 30, 2021 and December 31, 2020, the Company maintains two loans of S/79,500,000 each maturing in January 2022 with an effective annual interest rate of 2.62 percent. Also, as of December 31, 2020, the Company maintains a loan of US$18,000,000 maturing in July 2021 with an effective annual interest rate of 2.20 percent, this loan was renegotiated with maturity in July 2022 and an effective annual interest rate of 1.80 percent.

On July 1, 2021 the Company acquired two medium-term promissory notes with Banco de Crédito del Perú S.A. for the amount of S/ 110,000,000 each one, with maturity date December 23, 2022 and an effective annual interest rate of 1.55 percent.

Medium-term Corporate Loan under “Club deal” modality:

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S / 860,000,000 that will allow the payment of all the financial obligations that the company maintains with maturity until February 2023 and will be disbursed based on the maturity of each of them, so it would be expected that the first disbursement will be on January 2022. The loan conditions include a grace / availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which is estimated for February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company would assume the following obligations:

I.	Comply with the following financial safeguards:

a.	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

b.	Debt Service Coverage Ratio (FCSD / SD)> = 1.15x

c.	Debt Service Coverage Ratio (EBITDA / SD) = 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of consolidated financial statements of the Company for the last 12 months, prepared in accordance with International Financial Reporting Standards - IFRS.

II.	It maintains the following main obligations to do:

a.	Subordinate any obligation the Company had or may have to this loan.

b.	Maintain the loan with a status equal to other senior financing of the Company.

c.	Keep your assets in good condition and properly insured.

d.	Maintain all licenses, authorizations, concessions, permits, titles and rights required by government authorities.

III.	It maintains the following obligations not to do:

a.	Refrain from paying dividends, reducing capital stock or any other distribution to its shareholders if this event make the Company not comply with the obligations assumed.

b.	That the Company and its subsidiaries participate in processes of liquidation, transformation, corporate reorganization, acquisition of companies, merger or spin-off.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

c.	Transfer, sell, alienate, donate or give in usufruct, lease, give in fiduciary domain, encumber their assets, income flows and / or collection rights.

d.	Grant financing, personal or real guarantees in favor of third parties.

Financial covenants –

The contracts for corporate bonds issued in US dollars and soles have the following covenants to limit incurring indebtedness for the Company and its guarantor subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposal or rental of significant assets. The covenants are the following:

-	The debt service coverage ratio (includes amortization plus interest) must be at least 2.5 to 1.

-	The financial debt to Ebitda ratio may not be greater than 3.5 to 1.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	In sight	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2021
Financial obligations	-	-	233,448	634,290	570,000	1,437,738
Interests	-	-	65,524	170,855	154,851	391,230
Trade and other payables	-	137,382	63,557	-	-	200,939
Dividends payable	9,536	-	-	-	-	9,536
Hedge finance cost payable	-	-	16,182	8,091	-	24,273
Lease liabilities	-	452	1,427	4,605	-	6,484

As of December 31, 2020
Financial obligations	-	-	65,232	572,993	570,000	1,208,225
Interests	-	30,033	35,056	186,607	193,454	445,150
Trade and other payables	-	134,567	38,235	-	-	172,802
Dividends payable	7,686	-	-	-	-	7,686
Hedge finance cost payable	-	8,032	8,032	24,096	-	40,160
Lease liabilities	-	-	383	1,148	5,102	6,633

10.	Provisions

As of September 30, 2021 and December 31, 2020, this caption includes workers’ profit sharing, provision for contingencies, long-term incentive plan and rehabilitation provision.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

11.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax	(18,365)	(3,696)	(45,215)	(5,609)
Deferred income tax	(753)	(13,674)	(75)	97
Total income tax expense (benefit) recognized in the interim consolidated statements of profit or loss	(19,118)	(17,370)	(45,290)	(5,512)
Income tax recognized in other comprehensive income	(3,856)	766	(5,753)	243
Total income tax	(22,974)	(16,604)	(51,043)	(5,269)

The movement of the Group’s deferred income tax assets and liabilities is shown below:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)

(Decrease) increase of deferred income tax asset (*)	(3,779)	1,551	(5,958)	9,164
Increase of deferred income tax liability(**)	(830)	(14,459)	130	(8,824)

Total variation of deferred income tax	(4,609)	(12,908)	(5,828)	340
Deferred income tax expense recognized in interim condensed consolidated statements of profit or loss	(753)	(13,674)	(75)	97
Deferred income tax recognized in other comprehensive income	(3,856)	766	(5,753)	243

Total variation of deferred income tax	(4,609)	(12,908)	(5,828)	340

(*)	As of September 30, 2020 corresponds to the increase of tax-loss carry forward in the subsidiaries Distribuidora Norte Pacasmayo S.R.L. and Dinoselva Iquitos S.A.C.

(**)	As of September 30, 2020 corresponds to difference of bases.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

Following is the composition of deferred tax related to items recognized in other comprehensive income:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)

(Loss) gain unrealized on derivative financial instruments	(3,856)	766	(5,753)	243

Total deferred income tax in OCI	(3,856)	766	(5,753)	243

12.	Sales of goods

This caption is made up as follows:

	Cement, concrete and precast	Quicklime	Construction Supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
For the three-month period ended September 30, 2021
Revenue from external customers	469,131	7,854	30,185	-	507,170
Revenue from external customers	469,131	7,854	30,185	-	507,170

For the nine-month period ended September 30, 2021
Revenue from external customers	1,305,234	23,970	83,466	228	1,412,898
Revenue from external customers	1,305,234	23,970	83,466	228	1,412,898

For the three-month period ended September 30, 2020
Revenue from external customers	368,143	8,985	29,855	410	407,393
Revenue from external customers	368,143	8,985	29,855	410	407,393
For the nine-month period ended September 30, 2020
Revenue from external customers	747,858	22,231	50,246	661	820,996
Revenue from external customers	747,858	22,231	50,246	661	820,996

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

13.	Related party transactions

During the nine-months periods ended September 30, 2021 and 2020, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A.
Fees from office lease	5	3	15	9
Fees for management and administrative services	25	(206)	73	66

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	310	343	890	1,003
Fees from leasing of parking	87	87	307	252

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	5	7	14	21
Fees for management and administrative services	12	(57)	143	523

Fossal S.A.A. (Fossal)
Fees from office lease	3	3	13	11
Fees for management and administrative services	14	16	39	36

Asociación Sumac Tarpuy
Fees from office lease	5	-	15	-

Expenses
Security services provided by Compañía Minera Ares S.A.C.	660	475	1,980	1,425

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of September 30, 2021 and December 31, 2020:

	September 30, 2021		December 31, 2020
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fossal S.A.A.	14,514	-	-	-
Fosfatos del Pacífico S.A.	4,122	8	1,449	-
Compañía Minera Ares S.A.C.	542	1,455	678	1,348
Inversiones ASPI S.A.	-	105	-	211
Other	72	-	85	-
	19,250	1,568	2,212	1,559

Outstanding balances are interest free, except for the loans granted in August 2021 to Fossal S.A.A. and Fosfatos del Pacífico S.A. for the amounts of US3,477,000 and US700,000 respectively, which have an effective annual interest rate of 1.6% percent, these loans were partially collected in October 2021. There have been no guarantees provided or received from any related party. As of September 30, 2021 and December 31, 2020, the Group has not recorded any allowance for expected credit losses on receivables from related parties.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short-term compensations expense amounted to S/6,395,000 and S/16,665,000 during the three and nine-month periods ended September 30, 2021, respectively (S/5,897,000 and S/18,388,000, during the three and nine-month periods ended September 30, 2020), and the total long-term compensations expense amounted to S/3,060,000 and S/6,701,000 during the three and nine-month periods ended September 30, 2021, respectively (S/1,440,000 and S/4,319,000 during the three and nine-month period ended September 30, 2020, respectively). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

14.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the nine-month period ended September 30, 2021 and 2020 by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of September 30, 2021 and 2020.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

Calculation of the weighted average number of shares and the basic earnings per share is presented below:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit attributable to ordinary equity holders of the Parent	42,116	45,192	101,581	10,367

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)
Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107	428,107
Basic profit for common and investment shares	0.10	0.11	0.24	0.02

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

15.	Financial assets and liabilities

(a)	Financial asset –

Derivatives assets of hedging –

Foreign currency risk –

As of September 30, 2021 the Group maintains Cross currency swap contracts for a nominal amount of US$132,000,000 (US$150,000,000 as of December 31, 2020), with maturity in 2023 and average rate of 2.97%. Of this total, US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized gain of S/19,503,000 and an unrealized loss of S/821,000 for the nine-month period ended September 30, 2021 and September 30, 2020 respectively included in the interim condensed consolidated statement of other comprehensive income. The amounts retained in other comprehensive income as of September 30, 2021 are expected to mature and affect the consolidated statement of profit or loss in 2023, settlement year of cross currency contracts.

Derivate assets from trading -

As of September 30, 2021 and 2020, cross currency swaps that do not have an underlying hedging relationship amounts to US$388,000 and US$18,388,000, respectively, have been designated as trading. The effect on profit or loss from its measurement at fair value was a gain of S/640,000 and S/5,001,000 for the nine-month period ended September 30, 2021 and 2020, respectively.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

(b)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	2021	2020	2021	2020	2021/2020
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	298,914	308,912	298,914	308,912	Level 1
Trade and other receivables	130,669	89,139	130,669	89,139	Level 2
Derivative financial assets -“cross currency swaps”	123,489	42,247	123,489	42,247	Level 2
Financial instruments at fair value through other comprehensive income	692	692	692	692	Level 3
Total financial assets	553,764	440,990	553,764	440,990

Financial liabilities
Trade and other payables	200,939	169,712	200,939	169,712	Level 2
Dividends payable	9,536	7,686	9,536	7,686	Level 2
Senior notes	1,112,349	1,044,352	1,123,976	1,118,492	Level 1
Fixed rate notes	453,448	224,232	452,010	221,607	Level 2

Total financial liabilities	1,776,272	1,445,982	1,786,461	1,517,497

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of September 30, 2021 and December 31, 2020, there were no transfers between the fair value hierarchies.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness market rates effective as of the date of estimation.

16.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of September 30, 2021, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C., a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided a rent for the nine-month period ended September 30, 2021 and 2020 for S/890,000 and S/1,003,000, respectively.

Capital commitments

As of September 30, 2021, the Group had no significant capital commitments.

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2020.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

Tax situation

The Company is subject to Peruvian tax law. As of September 30, 2021 and 2020, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of September 30, 2021 and December 31, 2020.

During the four years following the year tax returns are filed, the tax authority has the power to review and, as applicable, correct the income tax computed by each individual company.

The income tax and value-added tax returns for the following years are open for review by the tax authority

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2016-2020	Dec.2016-2021
Cementos Selva S.A.	2016-2020	Dec.2016-2021
Distribuidora Norte Pacasmayo S.R.L.	2016-2020	Dec.2016-2021
Empresa de Transmisión Guadalupe S.A.C.	2016-2020	Dec.2016-2021
Salmueras Sudamericanas S.A.	2016-2020	Dec.2016-2021
Calizas del Norte S.A.C. (on liquidation)	2016-2020	Dec.2016-2021
Soluciones Takay S.A.C.	2019-2020	May to Dec.2019-2021

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of September 30, 2021 and the consolidated financial statements as of December 31, 2020.

Legal claim contingency

As of September 30, 2021, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/11,718,000. From this total amount, S/3,441,000 corresponded to labor claims from former employees; S/7,681,000 linked to resolutions of determination and fine on the property tax of the periods 2009 to 2014 issued by the District Municipality of Pacasmayo and S/596,000 related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated financial statements of the Group as of December 31, 2020.

Notes to interim condensed consolidated financial statements (continued)

17.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and precast in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers		Gross margin		Profit (loss) before income tax		Income tax		Profit (loss) for the period
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month period ended September 30,
Cement, concrete and precast	469,131	368,143	147,005	128,219	63,473	61,650	(19,818)	(17,393)	43,655	44,257
Construction supplies	30,185	29,855	696	1,638	(1,710)	1,194	535	(243)	(1,175)	951
Quicklime	7,854	8,985	1,282	1,481	701	1,016	(217)	(368)	484	648
Other	-	410	(580)	(208)	(1,230)	(1,298)	382	634	(848)	(664)

Total	507,170	407,393	148,403	131,130	61,234	62,562	(19,118)	(17,370)	42,116	45,192

For the nine-month period ended September 30,
Cement, concrete and precast	1,305,234	747,858	393,294	220,835	152,540	18,615	(47,038)	(6,462)	105,502	12,153
Construction supplies	83,466	50,246	2,334	2,216	(4,619)	(648)	1,424	225	(3,195)	(423)
Quicklime	23,970	22,231	2,857	2,659	1,165	1,187	(359)	(412)	806	775
Other	228	661	(455)	(427)	(2,215)	(3,275)	683	1,137	(1,532)	(2,138)

Total	1,412,898	820,996	398,030	225,283	146,871	15,879	(45,290)	(5,512)	101,581	10,367

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

	Segment assets	Other Assets (**)	Total asset	Total liabilities by segment
	S/(000)	S/(000)	S/(000)	S/(000)

As of September 30, 2021
Cement, concrete and precast	2,871,394	123,117	2,994,511	1,922,593
Construction supplies	47,945	-	47,945	81,885
Quicklime	74,570	-	74,570	-
Other (*)	31,151	1,064	32,215	81

Total	3,025,060	124,181	3,149,241	2,004,559

As of December 31, 2020
Cement, concrete and precast	2,806,803	37,068	2,843,871	1,590,105
Construction supplies	51,225	-	51,225	58,517
Quicklime	83,621	-	83,621	-
Other (*)	31,696	5,871	37,567	107

Total	2,973,345	42,939	3,016,284	1,648,729

(*)	The “Other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

(**)	As of September 30, 2021 corresponds to the financial instruments designated at fair value through other comprehensive income and to the fair value of derivative financial instruments (cross currency swap) for approximately S/692,000 and S/123,489,000, respectively. As of December 31, 2020 corresponds to the financial instruments designated at fair value through other comprehensive income for approximately S/692,000 and fair value of derivative financial instruments (cross currency swap) for approximately S/42,247,000. The fair value of hedge derivative financial instruments is allocated to the segment of cement, and the financial instruments designated at fair value through other comprehensive income and the fair value of the trading derivative financial instrument are presented as “Other”.

Geographic information

As of September 30, 2021 and December 31, 2020, all non-current assets are located in Peru and all revenues are from Peruvian clients.

Notes to interim condensed consolidated financial statements (continued)

18.	Financial risk management, objectives and policies

The Group´s main financial assets include cash and short-term deposits (with maturity less than 360 days) and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of trading. The Group’s main financial liabilities comprise trade payables and other payables, loans and borrowings, with short-term and long-term maturities. The main purpose of these financial liabilities is to finance the Group’s operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks as mentioned in the consolidated financial statements as of December 31, 2020.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts, see note 15.

Notes to interim condensed consolidated financial statements (unaudited)
(continued)

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

As of September 30, 2021	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	10,732
	+10	21,465
	-5	(10,732)
	-10	(21,465)

As of September 30, 2020	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	2,426
	+10	4,853
	-5	(2,426)
	-10	(4,853)

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. Access to fund sources is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if necessary.

As of September 30, 2021 and December 31, 2020, no portion of the corporate bonds will mature in less than one year.

Risk management activities –

As a result of its activities, the Group is exposed to the foreign currency exchange rate risk, thereof the Company has acquired hedging financial instruments to cover this risk. Since November 2014, the Group has hedged its exposure to foreign currency from its corporate bonds (denominated in US dollars). During the nine-month period ended September 30, 2021, there was moderate volatility in the US dollar exchange rate with respect to the soles, whose effects were partially mitigated by the exchange rate hedge maintained by the Company.

As of September 30, 2021 and December 31, 2020, except for the derivatives financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.